DAVID E. COFFEY 3651 LINDELL ROAD, SUITE 1, LAS VEGAS, NV 89103

CERTIFIED PUBLIC ACCOUNTANT (702) 871-4979

April 2, 2001

Prime Equipment, Inc.

Las Vegas, Nevada

I have reviewed the information provided to me for inclusion in the 10-K as of December 31, 2000 and hereby give permission to refer to the financial statements dated December 1, 2000 which I have audited.

Sincerely,

/s/ David Coffey, C.P.A.

David Coffey, C.P.A.